Annual Report 2005

16 million square miles of ocean.

One river.

Here’s to finding the sweet spot.

After spending years traveling the vast North Atlantic, all 16 million square miles of it, the noble salmon returns to the one river in which it was born. That is its sweet spot, the one and only place it knows it should be. Its instinct is nothing short of amazing. At Fronteer, we admire the salmon’s relentless pursuit to be in just the right place, at just the right time. Because we also believe that the sweet spot is the only place to be.

For us, that’s the Discovery Stage of the mining continuum, the stage where we can unlock the most value for our shareholders, for one of the lowest investments of time and capital. It’s exactly where we need to be to make the big discoveries. The salmon relies on its instinct to find the sweet spot. We rely on our experience, creativity, and the power of science – the Science of Discovery©.

Contents

3.	Chairman’s Message

4.	President’s Message

6.	Management’s Discussion and Analysis

25.	Independent Auditors’ Report

25.	Comments by Auditors

26.	Consolidated Financial Statements

30.	Notes to the Consolidated Financial Statements

IBC.	Corporate Information

Chairman’s Message

There is no question that the mining and exploration industry has faced challenging times for several decades. Surplus capacity and high inventories have produced low prices and extremely poor rates of return for many, many years.

But today, our industry finds itself in the midst of a dramatic turnaround. Prices have risen to higher levels, but in most cases not to peak levels when adjusted for inflation.

While this is a result of many factors, the most dramatic impact has come from increased consumption by China. As the Chinese economy continues to grow, so too will its demand for metals of all kinds.

Major metal prices have yet to adjust to this new reality. In most cases, producers have not implemented plans for new large mines. Many forecasters and executives have been slow to recognize that the current upswing is actually the beginning of a super cycle that could last for a decade or longer.

The question we must ask is, how do we profit from the growth of China? We believe that a potential investor will do well by being exposed to companies discovering and producing the metals that China so desperately needs.

The greatest profit for the smallest investment can come from the discovery end of the spectrum. This is where the management of Fronteer has established itself, and it’s a strategy that is paying off. Over the course of 2005, Fronteer has successfully proven significant resources of gold in Turkey and uranium in Labrador, Canada. And now, using those assets as an underpinning of value, the company is widening its scope to encompass more exploration projects in gold and base metals. It’s an incredibly exciting time for our industry, and for Fronteer in particular.

The board believes that the outstanding skills of our personnel and our excellent balance of projects, will lift Fronteer to an even higher level of value. The future for Fronteer, and for you our shareholders, looks brighter than ever.

Oliver Lennox-King
Chairman

President’s Message

At Fronteer, we understand that new discoveries drive company and shareholder value. Because in the mining and exploration industry, nothing is more important – or more financially rewarding – than identifying the location of the richest new deposits and realizing their value through focused exploration. This core insight is our reason for being, and mineral discovery is our passion.

In 2005, we stayed firmly focused on the “sweet spot” of the mining continuum – at the lower-risk, high-potential discovery stage. And we brought three of our projects to the resource definition stage, quantifying an impressive asset base on which to build ongoing value in 2006 and beyond.

Specifically, we increased our gold resource base in Western Turkey by more than 400 percent. The combined total from our Kirazli and Agi Dagi projects now stands at 0.46 million indicated and 1.61 million inferred ounces of gold along with 2.12 million indicated and 8.56 million inferred ounces of silver.

On the uranium front, through our efforts in coastal Labrador, the Michelin Deposit has more than doubled in size. Michelin is now one of the largest undeveloped uranium deposits in Canada, with a measured and indicated resource of 22.2 million pounds and an additional inferred resource of 13.4 million pounds. We anticipate that with further drilling the tonnage of Michelin has the potential to increase significantly, and new uranium discoveries will emerge in the district.

In June 2005, Fronteer restructured its ownership of the Labrador uranium assets and transferred its 50% interest to a private company called Aurora Energy Resources Inc. By sole funding the 2005 exploration program, Fronteer increased its ownership of Aurora to 56.8%, thereby assuming shareholder, operational, and directional control.

In March 2006, we made a strategic decision to take Aurora public by way of an initial public offering (“IPO”). This corporate restructuring allowed a clean mechanism to fund the Labrador project without further equity dilution at the Fronteer level. Aurora raised $26.6 million from the IPO and Fronteer’s share ownership of Aurora is now 50%. Aurora is now a “pure uranium play” whose valuation is no longer influenced by the gold side of the Fronteer story. It can now be valued in the context of its uranium exploration and mining peer group, with the expectation that Aurora can reach new valuation highs and attract more analyst coverage.

Fronteer’s business philosophy and strategy is to build strong, lasting relationships with senior mining companies around the world.

In November, we built on our relationship with Teck Cominco and acquired two new drill-ready gold projects (Clara and San Pedro) in Jalisco state, Mexico. The projects are similar in style to our advanced gold projects in Turkey and are an important addition to the company’s growing international gold portfolio.

In January 2006, we signed a deal with Newmont Mining Corporation and Breakwater Resources Ltd. to acquire a proprietary data set covering a large region of the northern Yukon known as the “Wernecke Breccias”. This new deal provides Fronteer with immediate access to another district-scale uranium project in Canada, making it an excellent addition to Fronteer’s uranium exposure in coastal Labrador.

A major milestone for the company in 2005 was a full listing on the American Stock Exchange. There is a strong appetite for resource stocks in the United States and this listing has made the company’s stock more accessible and provided greater liquidity for our investors.

Fronteer’s treasury remains strong, with sufficient cash on hand to comfortably meet our exploration objectives for 2006. During 2005, the Company raised gross proceeds of CDN $16.8 million in two separate financings; $12.7 million was raised at a price of $1.75 per share and $4.1 million was raised at a price of $2.75 per share.

All outstanding warrants from past financings are currently “in the money” and, if fully exercised over the next 12 months, will bring in an additional $14.8 million in cash.

At Fronteer, we believe that building relationships based on trust and mutual advantage is essential to business success. We are committed to creating successful relationships through open and honest communication with the communities in which we work, learning from others and sharing success. On all our projects, local talent and businesses form an integral component of project success. We also strive to meet or exceed the strongest possible standards of environmental responsibility on all of our projects.

Fronteer has built an advanced portfolio of outstanding exploration projects in the stable geopolitical geographies of Canada, Western Turkey, and Mexico. We are on the ground in these countries, rapidly advancing and testing discovery-stage targets. Any one of these projects could carry us forward on a stand-alone basis; together as a portfolio, they bring Fronteer both the stability of diversification and the strength of critical mass.

On the management side, our strategy from day one has been to build a strong, experienced and well-balanced management team – with expertise in finance, business management, and exploration and mining. This team represents a perfect mix of science, education and experience – including a highly seasoned team of Ph.D. geologists and a career CFO well versed in financial and capital markets as well as publicly-traded companies. To complement the youthful energy and passion of our management team, in 2001 Fronteer established an Advisory Board of respected industry elders, with senior exploration and production experience at some of the world’s largest mining companies.

Fronteer faces the future with a focused business strategy, strong management team, a very strong treasury and very healthy relationships in the financial markets. These are ideal ingredients to fuel Fronteer’s Science of Discovery© and to build company and shareholder value.

I would like to thank the Board of Directors for their vision, energy and commitment in making 2005 such a successful year for the Company.

Finally, on behalf of the Board I thank you, our shareholders, for your continuing support and confidence in our Science of Discovery©.

Mark O’Dea
President and CEO

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) for the year ended December 31, 2005, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 20 of the Financial Statements. This MD&A is dated as of March 8, 2006.

Overview
The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and in Mexico. At December 31, 2005, the Company also owns 56.8% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada. The Company accounts for its investment in Aurora as a joint venture and therefore proportionately consolidates its results.

In 2005, the Company focused on the exploration of its gold properties in western Turkey and Mexico and the uranium properties in Canada. The Company expects to complete its earn-in requirements on the Agi Dagi and Kirazli properties by May or June 2006 and plans to spend up to $7,100,000 on exploration in western Turkey in 2006. In addition, the Company has an exploration budget of $460,000 on the newly optioned San Pedro and Clara properties in Mexico and an exploration budget of $3,300,000 on its Yukon properties, called the Wernecke Breccias. In 2006, Aurora has an exploration budget of $14,500,000 for the uranium assets in Labrador, Canada.

In February 2006, Aurora announced its intention to undertake a $25,000,000 financing by way of an initial public offering (“IPO”), which is expected to be completed in March 2006. Upon completion of this offering the Company expects to own 49% – 51% of Aurora depending upon exercise of any over allotment option.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

Overall Performance
Exploration expenditures for fiscal 2005 and 2004 totalled $6,650,881 and $1,972,224 in Turkey and $795,659 and $1,967 in Mexico, respectively. The Company’s share of exploration expenditures for 2005 and 2004 in Labrador, net of recoveries, totalled $2,965,497 and $422,947, respectively. The Company expects minimal exploration of the Company’s remaining properties in Ontario and the Northwest Territories and has accordingly written off the deferred exploration expenditures relating to these properties. In addition, the Company has decided to abandon its mineral claims in Chiapas, Mexico after disappointing exploration results and has accordingly written off all the deferred exploration expenditures on this property, totalling $943,219.

In February 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the “Units”) at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007 at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the agents (the “Agents”) as payment of part of their commission.

On May 25, 2005, the Company completed another private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid cash commission of $247,500 and issued 120,000 compensation options to the Agent. Each compensation option entitles the Agent to acquire one share of the Company at an exercise price of $3.00 until November 25, 2006. The funds have been dedicated to exploration of the Company’s exploration properties in Labrador.

In June 2005, the Company received approval of its listing application from the American Stock Exchange (“Amex”) and on June 29, 2005 the Company began trading on the Amex. This new listing has provided additional liquidity and exposure of the Company to U.S. investors.

On June 17 and August 17, 2005, the Company provided additional funding to Aurora for total proceeds of $4,999,995, increasing its total ownership interest in Aurora to 56.8% . Aurora was incorporated in June 2005 by the Company and Altius Minerals Inc. (“Altius”) to hold the Labrador uranium portfolio. The excess of the purchase price over the Company’s share of the net assets acquired has been deferred as a cost of exploration properties.

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). Exploration of these properties, located in the western state of Jalisco, Mexico, will commence in 2006.

Selected Financial Information
The following financial data is derived from the Company’s consolidated financial statements for the December 31, 2005, 2004 and 2003 fiscal years:

	2005	2004	2003
Loss before discontinued operations	$5,295,943	$4,456,596	$447,858
Basic and diluted loss per share
before discontinued operations	0.12	0.15	0.02
Net loss for the year	5,304,538	4,462,744	470,858
Basic and diluted loss per share	0.12	0.15	0.02
Total assets	$33,802,467	$14,558,608	$4,532,294

Results of Operations
Fiscal 2005 vs. Fiscal 2004
The net loss for the year ended December 31, 2005 increased over 2004, primarily as a result of a write-down of costs previously capitalized as exploration properties costs, an increase in wages and benefits expense, investor relations expense, property investigation expense, office and general expenses, legal expenses and accounting and audit expenses, offset by an increase in interest income earned and a future income tax recovery and a decrease in stock-based compensation expense, promotion and advertising costs, management fees expense and expense recoveries.

During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties.

Wages and benefits expense charged to operations increased to $958,115 in 2005 as compared to $375,004 in 2004 as a result of an increase in the number of head office administrative staff, implementation of employee benefit plans, severance costs, adoption of director’s fees and payment of bonuses. In addition, 2005 is the first full year of costs associated with the Company’s original personnel who were hired as employees in May 2004.

Investor relations expense increased to $331,309 in 2005 as compared to $201,207 in 2004 primarily as a result of fees paid to various consultants to introduce the Company to potential investors, expenses of analyst tours to the Company’s properties in Turkey and Labrador and the costs incurred with respect to a new website.

Property investigation costs in 2005 primarily relate to the expenses incurred investigating various exploration opportunities in Turkey.

Office and general costs increased to $232,009 in 2005 as compared to $71,722 in 2004 as a direct result of increased activity within the Company, an increase in insurance costs as a result of the Company’s Amex listing and the opening of offices in Turkey and Mexico.

Listing and filing fees, which include transfer agent costs, increased to $125,357 in 2005 as compared to $49,103 as a direct result of the Company’s Amex listing and increased transfer agent costs resulting from a large number of warrants exercised in the year.

Legal expenses increased to $117,478 in 2005 as compared to $66,220 in 2004 as a result of costs incurred in restructuring the Company’s uranium holdings, expenses of the Amex listing and costs incurred with the incorporation of the Company’s Mexican and Turkish subsidiaries.

Accounting and audit costs increased to $97,714 in 2005 as compared to $60,074 in 2004 as a result of an increase in audit fees associated with the Mexican operations and the Company’s share of the costs of a separate audit of Aurora in preparation for its IPO, international tax planning for the Mexican and Turkish assets and $12,720 incurred in consulting costs with respect to the Company’s SOX 404 implementation preparations.

Stock-based compensation expense, which is comprised of the fair value of stock options granted to employees and consultants that vest in the year, decreased to $840,528 in 2005 from $2,179,744 in 2004. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.

Stock-based compensation expense totalling $294,814 (2004 – nil) relating to stock options granted to exploration personnel has been charged to the properties and capitalized as part of the deferred exploration costs.

Promotion and advertising costs decreased to $555,120 in 2005 as compared to $1,136,944 in 2004. In 2004, the Company incurred costs associated with a marketing campaign that was not repeated in 2005.

Prior to May 2004, the Company incurred management fees paid to various executives who provided services on a consulting basis. In 2005, all of these individuals are employees of the Company and the corresponding wages and benefits are included in wages and benefits expense in 2005.

During 2005, the Company had a higher average cash balance on hand as compared to 2004, resulting in an increase in interest income to $467,525 in 2005 from $188,130 in 2004.

In 2005, the Company realized a future income tax benefit of $391,600 from previously unrecognized tax assets relating to loss carryforwards, required to offset a future income tax liability arising on the issuance of flow-through shares and the renouncing of the exploration expenditures.

Total assets in 2005 increased significantly over 2004 as a result of the deferral of $12,400,266 of exploration expenditures, net of joint venture recoveries and write-downs and an increase in cash and short-term deposits to $16,096,933 in 2005 from $9,528,579 in 2004 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $21,868,043 in 2005 versus $11,357,242 in 2004.

Fiscal 2004 vs. Fiscal 2003

The net loss for the year ended December 31, 2004 increased significantly over 2003, primarily as a result of an increase in stock-based compensation expense, an increase in promotion and advertising costs and an increase in wages and benefits expense, offset by recoveries of administrative costs from joint venture partners and increased interest income.

In May 2004, the Company hired a number of personnel including some persons who provided services to the Company on a consulting basis in 2003. As consultants, their fees were charged directly to the various projects or expense categories to which their service related. In 2004, management determined that those wages and benefits paid to personnel that could not be directly charged to an exploration project would be captured in wages and benefits expense. Salaries were not allocated among different expense categories as were consulting expenses in prior years.

When the Company hired these persons as employees, it also granted them employee stock options. A total of 2,960,000 stock options were granted to employees and non-employees in 2004 as compared to 1,425,000 in 2003. Total stock option compensation expense recognized in 2004 was $2,179,744 compared to $56,900 in 2003.

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation for calculation of stock-based compensation expense. This recommendation requires recognition of an expense arising from stock options granted to employees and non-employees. Had the Company recognized an expense for options granted to employees in 2003, the loss for the year would have increased by approximately $242,000. This change in accounting policy was reflected prospectively through a change in the opening deficit as permitted by the standard rather than as an adjustment to prior years’ consolidated financial statements.

In 2004, the Company increased its promotion and advertising costs to $1,136,944 as compared to $164,946 in 2003 as a result of a marketing campaign and the hiring of consultants to assist the Company with various initiatives and the creation of a new marketing program and corporate branding campaigns.

The Company recovers certain administrative office costs from joint venture partners through a management fee when the Company is the operator of a project. These recoveries were netted against deferred exploration expenditures in 2003 and 2002. In 2004, management determined that these recoveries were more appropriately netted against operating expenses as they relate primarily to office overheads. Recoveries of $198,617 have been included in the Statement of Operations and Deficit in 2004. The Company continues to net recoveries of direct exploration costs against deferred mineral exploration expenditures on a basis consistent with prior years.

The Company earned interest income of $188,130 in 2004 versus $53,968 in 2003 as a result of a higher average cash balance in 2004, invested in Guaranteed Investment Certificates.

The Company realized a small loss from discontinued operations relating to its previous real estate business which was effectively discontinued in 2001.

Total assets in 2004 increased significantly over 2003 as a result of the deferral of $3,707,776 of exploration expenditures, net of joint venture recoveries and write-downs and an increase in cash and short-term deposits to $9,528,579 in 2004 from $3,397,338 in 2003 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $11,357,242 in 2004 versus $3,674,756 in 2003.

Exploration Properties

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of the pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Turkey

On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“TCAM”) to acquire a 100% interest in exploration properties in western Turkey named the Agi Dagi Property, the Kirazli Property and the Biga Properties, respectively.

To earn its 100% interest on Agi Dagi, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued). To earn its 100% interest on Kirazli, the Company must spend U.S.$3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued). To earn a 100% interest in the Biga Properties, the Company must incur U.S.$2,000,000 on exploration over four years.

Upon the Company earning its 100% interest, TCAM will retain a Net Smelter Return Royalty (“NSR”) of 1% on the Agi Dagi Project, 2% on the Kirazli Project and 1% on the Biga Properties.

In consideration of the preliminary ounces outlined on the Agi Dagi and Kirazli Properties by TCAM, the Company will also pay to TCAM, within 60 days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas. If TCAM does not back-in on Agi Dagi, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

At any time prior to the Company earning its 100% interest, TCAM may elect to retain a 60% interest in Agi Dagi and Kirazli or, if the Company has completed its earn-in requirements, may elect to back-in to a 60% interest by spending two times the Company’s accrued expenditure at the time of its election to retain a 60% interest; or U.S.$10,000,000 (for Agi Dagi), or U.S.$6,000,000 (for Kirazli) at the time of its back-in election. TCAM must spend the foregoing amounts within two years of electing to retain its interest or back-in, with at least 50% spent in year one. If TCAM retains or earns back an interest it will relinquish its NSR royalty. TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment above and by arranging project financing for the Company’s 30% portion of the production capital costs.

Any time prior to the Company earning a 100% interest in the Biga Properties, TCAM may retain a 60% interest or, if the Company has earned-in, TCAM may elect to back-in to a 60% interest in any designated project by spending over a three-year period, if TCAM has elected to retain a 60% interest, 3.5 times the Company’s accrued expenditure or, if TCAM elects to back-in, U.S.$4,000,000, with 50% or more required to be spent in year one under either scenario. TCAM must also complete a feasibility study (to bankable standards) within five years of electing to retain an interest or back-in. Upon retention of 60% or back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest (to 70%) in the Biga Properties by arranging project financing for the Company’s 30% portion of the production capital costs.

During 2005, the Company incurred $7,431,272 on acquisition and exploration expenses on these properties, including the value of common shares issued to TCAM as required under the MOUs.

The 2005 drilling program commenced March 1, 2005 at the Agi Dagi Property and came to a close on December 15, 2005. A total of 10,866 metres were drilled in 57 holes as compared to a budgeted 8,000 metres. In July 2005, the program budgeted was expanded to include an additional 2,000 metres of in-fill drilling and drilling for metallurgical testing. Exploration expenditures on Agi Dagi for the year totalled $3,816,012, including an allocation of stock-based compensation expense and employee bonuses which were not included in the planned budget for the year of $3,600,000.

During the year, the Company issued 50,000 common shares with a value of $105,500 to TCAM as required under the MOU and incurred $195,279 of staking costs to acquire additional ground in and around the original property area.

The Company successfully completed a 43-101 compliant resource estimate on Agi Dagi in early 20061. Currently, Agi Dagi comprises two separate resource areas referred to as the Baba Zone and the Deli Zone, which are located three kilometres apart on the same hill. The grade, tonnage and classification of new resource estimates from the Deli and Baba Zones are as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5.00	30	178	12,350	1.12	7.16	444	2,843
Deli Sulphide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.90	5.63	39	246	16,410	1.10	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulphide	170	1.10	0.91	6	5	1,430	1.06	9.65	43	43
Baba Total	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

The Deli Zone is open for expansion in all directions. Similarly, the Baba Zone is open for expansion to the north-northwest. In addition, multiple new exploration targets have been identified on the property during the course of 2005, all of which will be drill tested in 2006.

(1)

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada/Turkey for Fronteer Development Group Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P.Eng. of Giroux Consultants Ltd.

For 2006, the Company plans to complete its earn-in on Agi Dagi by the end of May, at which time TCAM will have 90 days to decide whether to trigger its back-in right. The Company has a preliminary budget of $3,300,000 for 2006 for Agi Dagi, which includes a minimum of 8,000 metres drilled. Should TCAM elect to back-in on the project, the Company will cease conducting exploration on Agi Dagi as TCAM will be required to complete the next two years of exploration as required under the back-in election.

The 2005 drilling program on Kirazli commenced February 23, 2005 and was completed in late November. A total of 7,277 metres were drilled in 44 holes out of a planned budget of 6,000 metres. Due to successful drilling results, the Company elected to drill the additional metres over budget. Total exploration expenditures on Kirazli for the year were $2,543,707 including allocated stock-based compensation costs and bonuses which were not included in the planned total budget for the year of $2,000,000. During the year, the Company issued 25,000 common shares with a value of $52,750 to TCAM as required under the Kirazli MOU.

The Company successfully completed a 43-101 compliant resource estimate on the Kirazli Property in early 20062. Currently the Kirazli Project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli is as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulphide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

The resource area on Kirazli is open for expansion to the north and south and at depth. In addition, several new targets have been identified on the Property during the course of 2005, all of which will be drill tested this year.

For 2006, the Company plans to complete its earn-in on Kirazli by the end of June, at which time TCAM will have 90 days to decide whether to trigger its back-in right. The Company has a preliminary budget of $2,300,000 for 2006 for Kirazli, which includes a minimum of 5,000 metres drilled. Should TCAM elect to back-in on the project, the Company will cease conducting exploration on Kirazli as TCAM will be required to complete the next two years of exploration as required under the back-in election.

During the year, the Company incurred costs on the Biga Properties totalling $588,938 including costs of staking and acquiring land by auction. The Company also issued 111,930 common shares with a value of $129,086 to TCAM as required under the MOU. The Company met the minimum required expenditure for the year of U.S.$200,000, under the Biga MOU.

In 2006, the Company has a preliminary plan for a regional exploration program over the Biga Properties totalling $431,000. In addition, the Company has identified two areas within the Biga regional area, called Pirenteppe and Halilaga, which each have their own preliminary budget of $525,000 and $570,000, respectively. The Company expects to have completed over 90% of its earn-in requirement on the Biga Properties by the end of 2006.

(2)

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada/Turkey for Fronteer Development Group Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P.Eng. of Giroux Consultants Ltd.

Labrador

In June 2005 the Company restructured its relationship with Altius, the Company’s partner in the Labrador uranium property. The Company and Altius each transferred their respective 50% interest in the uranium property to a new company called Aurora, initially owned 52% by the Company and 48% by Altius, while Altius also retained an interest in the property through a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals from the property. To finance the 2005 $5,000,000 exploration program, the Company subscribed for $4,999,995 of additional common shares of Aurora, thereby increasing its ownership percentage to 56.8% . The Company is the operator of Aurora.

The Company and Altius entered into a Shareholder’s agreement, which provides for joint control of Aurora until such time as Aurora completes a planned initial public offering; accordingly, the Company accounts for its interest in Aurora as a joint venture and includes the Company’s proportionate share of the assets, liabilities, operations and cash flows in its consolidated financial statements.

Subsequent to year end, the Company and Altius announced that Aurora would be making the necessary securities filings to raise $25,000,000 by way of an IPO to finance the proposed $14,500,000 2006 exploration program. The financing is projected to close March 21, 2006.

The Company’s share of exploration and acquisition expenditures in Labrador for the year was $3,007,698, net of cost recoveries. Included in the balance of exploration properties and deferred exploration properties is an additional $3,195,539, representing the balance of the purchase price allocation for the Company’s acquisition of the additional 4.8% interest in Aurora.

The 2005 exploration program was completed in November. The Company drilled a total of 9,402 metres in 27 drill holes out of a budget of 11,000 metres. Total exploration expenditures for Labrador in 2005 were $4,637,816, 56.8% of which has been included in consolidated deferred exploration expenditures. Overall metres drilled were less than planned due to adverse weather conditions, slower than anticipated drilling rates and increased helicopter and aircraft support costs, which reduced funds available for drilling.

In January 2006, the Company announced that Aurora had completed a 43-101 compliant resource estimate on the Michelin deposit (“Michelin”), the asset underpinning the uranium property in Labrador3. The grade, tonnage and classification of this new resource estimate is as follows:

  342,000 tonnes at 0.113% U3O8 (2.48 lbs. per tonne) for a Measured Resource of 851,000 pounds.
  8,615,000 tonnes at 0.113% U3O8 (2.48 lbs. per tonne) for an Indicated Resource of 21,374,000 pounds.

The new, deeper part of Michelin is currently defined by seven widely spaced holes that have extended the deposit to 700 metres in depth. Assay results from these widely spaced holes were incorporated into the resource estimate and have added an initial 13.4 million pounds of U3O8 at 31% higher grades than the overlying historical part of the deposit. The grade, tonnage and classification of this new resource is as follows:

  4,116,000 tonnes at a grade of 0.148% U3O8 (3.25 lbs. per tonne) for an Inferred Resource of 13,360,000 pounds.
(3)

Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada/Turkey for Fronteer Development Group Inc., who is the designated Qualified Person for the Company on this project. CIM definitions were followed for mineral resources. Mineral resources are estimated at a cut-off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario.

The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo.

Exploration plans for 2006 will focus on infill drilling at Michelin between 250 metres and 700 metres in depth as well as testing for further extensions of the deposit down to at least 1,000 metres in depth. The program will also involve additional drilling at the Jacques Lake and Otter Lake targets as well as drill testing new targets identified by Aurora. The program will involve at least 40,000 metres of drilling and is anticipated to commence by late April.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera. The Company may earn 100% interest in both of these projects by spending a combined total of U.S.$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum U.S.$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project, which must be exercised within 60 days of the Company expending U.S.$2,000,000 on such project. Minera will also retain a 1.5% – 2% net smelter royalty on each project, which will be extinguished if Minera earns back an interest on a project. The Company has a firm commitment to incur a minimum U.S.$250,000 on the properties by September 30, 2006. If a total of U.S.$250,000 is not incurred on a property by September 30, 2007, the option on that property will be forfeited.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finder’s fee of U.S.$12,500 was due on closing and a further U.S.$150,000 is payable once a property is put into production at a minimum of 80% plant design capacity for a minimum of three months.

The Company has an exploration budget of $460,000 for these properties in 2006 which will include a sampling program and a reverse circulation drill program.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate development joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on its real estate development projects. The Company’s share of warranty repairs totalled $12,060 in the year. The Company has approximately two years left under the terms of the warranty.

Summary of Quarterly Results

The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

			2005
(Expressed in Canadian dollars)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year to date
Loss before discontinued operations	$(289,075)	$(1,264,730)	$(1,808,660)	$(1,933,478)	$(5,295,943)
Basic and diluted loss per share
before discontinued operations	(0.01)	(0.03)	(0.04)	(0.04)	(0.12)
Net loss for the period	(289,075)	(1,264,730)	(1,833,989)	(1,916,744)	(5,304,538)
Basic and diluted income (loss)
per share for the period	$(0.01)	$(0.03)	$(0.04)	$(0.04)	$(0.12)

			2004
(Expressed in Canadian dollars)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year to date
Loss before discontinued operations	$(754,018)	$(869,318)	$(605,258)	$(2,228,002)	$(4,456,596)
Basic and diluted loss per share
before discontinued operations	(0.03)	(0.03)	(0.02)	(0.07)	(0.15)
Net loss for the period	(754,217)	(875,267)	(605,258)	(2,228,002)	(4,462,744)
Basic and diluted loss
per share for the period	$(0.03)	$(0.03)	$(0.02)	$(0.07)	$(0.15)

In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow-through shares issued in 2004.

In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the office opening in Ankara, Turkey totalling $18,100.

In the third quarter of 2005 a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased wage and benefits expense totalling $285,417.

The significant increase in the net loss for the fourth quarter of 2004 was attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s reevaluation of the assumptions used in its option pricing model. The Company also completed the evaluation of its various mineral property costs, which resulted in a write-down of various exploration properties of $251,421.

Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at December 31, 2005:

	Payments due by period
				Less than
Contractual obligations		Total		1 year	1–3 years	4–5 years	After 5 years
Operating leases		$572,173		$115,018	$221,427	$209,688	$26,040
Exploration expenditures	U.S.$	250,000[1]	U.S.$	200,000	Nil	Nil	Nil

(1) The Company has a firm commitment to spend U.S.$250,000 exploring the San Pedro and Clara Properties by October 2006.

Fiscal 2005 vs. Fiscal 2004

At December 31, 2005, the Company had cash and short-term deposits on its balance sheet of $16,096,933 and working capital of $15,538,871 as compared to $9,528,579 of cash and short-term deposits and $9,323,031 of working capital in 2004. The change in cash and working capital of $6,568,354 and $6,215,840, respectively, is in part due to the receipt of net proceeds of $15,885,485 from private placements of 8,972,695 common shares and warrants and the receipt of $5,938,480 from the exercise of 5,267,541 warrants and options, offset by exploration expenditures of $10,760,020 and cash used in operations of $2,227,960.

Subsequent to year end until March 8, 2006, the Company received an additional $877,775 from the exercise of 328,581 warrants and 203,333 stock options. At March 8, 2006, the Company has cash and short-term deposits of approximately $15,400,000 on its balance sheet and working capital of approximately $15,000,000. The Company believes that this is sufficient to fund its currently planned exploration budgets and administrative costs for the next 18 months provided the $25,000,000 Aurora IPO is successfully completed. The Company has an exploration budget of approximately $7,100,000 for its Turkish properties, $460,000 for Mexico and $3,300,000 on the Yukon Territory properties. The Company expects that cash flow used in operations will be approximately $1,400,000 in 2006. Aurora has a separate exploration budget of $14,500,000 for 2006 that should be funded through its IPO financing.

Capital Resources

The Company has warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $20,151,934 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

Over the next 12 months, the Company is required to incur minimal expenditures on the Agi Dagi Property and the Kirazli Property, as year one expenditures exceeded the required minimums. Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods. The Company has a firm commitment to spend a minimum of U.S.$250,000 on the San Pedro and Clara properties in Jalisco, Mexico with the option agreement. The Company’s exploration budgets provide that this commitment will be met.

The Company is committed on a best efforts basis to incur $413,334 in qualifying expenditures on its Canadian exploration projects as a result of the May 2005 flow-through financing. Current exploration budgets for the Canadian properties indicate this commitment will be met.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements other than various commitments under mineral property option agreements as described above.

Transactions with Related Parties

During 2005, the Company paid legal fees of $33,855 (2004 – $35,735) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

During 2004, the Company paid $85,640 (2003 – $142,670) in management fees, bonus and property investigation fees to a company whose sole shareholder is an officer and director of the Company. In April 2004, this arrangement was terminated and the individual became an employee of the Company. The Company recorded these amounts at the exchange amount, which was the amount agreed upon by the parties. In prior years, all personnel were hired on consulting contracts.

Disclosure Controls and Procedures

During the year ended December 31, 2005, in light of changes in laws and in the regulatory environment concerning continuous disclosure and corporate governance, the Company’s Chief Executive Officer and Chief Financial Officer commenced an evaluation of the effectiveness of the Company’s existing disclosure controls. This process is ongoing. However, procedures to improve controls over disclosure have been implemented. Based upon the work done to date, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Changes in Accounting Policies

There were no changes in accounting policies in 2005.

New Accounting Pronouncements

Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855 of the Handbook titled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company’s most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little change in accounting for these financial instruments from current standards.

Hedge Accounting

Section 3865 provides alternative treatments to Handbook Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

Comprehensive Income

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

In 2004, the Company had investments that would be subject to the new requirements (2005 – nil). The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

Stock-Based Employee Compensation

In December 2004, the FASB issued a revised Statement No. 123 (“SFAS 123(R)”), Share Based Payments. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on their current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Statement is effective for annual reporting periods that begin after June 15, 2005. The Statement effectively makes U.S. GAAP and Canadian GAAP standards similar. The Company will comply with this provision for U.S. GAAP purposes for fiscal 2006.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), Exchanges of Nonmonetary Assets. SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005.

Similarly, the CICA issued new Handbook Section 3831, which applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006, which outlined similar concepts as SFAS 153.

The Company will comply with this guidance for any non-monetary transactions after the effective date for U.S. and Canadian GAAP purposes.

Accounting Changes and Error Corrections

SFAS 154, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting change in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for U.S. GAAP purposes commencing in fiscal 2006.

Financial Instruments

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short-term deposits, accounts receivable and amounts due from various joint venture partners. The Company deposits cash and short-term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from expenditures incurred on exploration properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures, or which relate to government refundable value added taxes. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2005, the Company had accounts receivable of $5,137 due from Aurora.

At December 31, 2005, the fair values of cash and short-term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

Outstanding Shares

The following table outlines the common shares outstanding subsequent to the year end to March 8, 2006.

# of common shares
Balance, December 31, 2005	48,518,309
Shares issued on exercise of warrants	328,581
Shares issued on exercise of options	102,333
Balance, March 8, 2006	49,050,223

Cautionary Note Regarding Forward-looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The risk factors that could affect the Company’s future results include, but are not limited to:

Cumulative Unsuccessful Exploration Efforts by the Company Personnel Could Result in the Company Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in the Company having to cease operations.

The Company Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined, the Company Could Have to Cease Operations:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it could have to cease operations.

There is No Guarantee of Clear Title to Any of the Exploration properties in Which the Company Has an Interest:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to the Company. The Company currently does not have clear title to all of its properties in Turkey, Mexico and Yukon Territory as they are all held under option to purchase agreements.

Mineral Prices May Not Support Corporate Profit for the Company:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public Distributions of Capital Result in Dilution to Existing Shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception as at December 31, 2005 is $10,737,113. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

The Company currently has 3,610,500 share purchase options outstanding and 6,757,159 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 49,050,223 (as of March 8, 2006) to 59,417,882. This represents an increase of 21.1% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In an Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities, require permits from various governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in the Company Having to Cease Operations:

Exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure, or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect the Company’s Shareholders:

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted. There are currently 3,610,500 share purchase options outstanding which, if exercised, would result in an additional 3,610,500 common shares being issued and outstanding.

Outlook

The Company is entering an important phase of its development. The Turkish gold properties have shown excellent results to date and the Company has been highly successful with its exploration programs in 2005. The Company anticipates completing its earn-in on the Agi Dagi and Kirazli properties by mid 2006 and hopes to move both projects toward pre-feasibility by the end of the year, while simultaneously expanding the existing gold-silver resource base.

The Company’s new gold properties in Mexico will be drilled and the Company will conduct exploration on its new uranium and copper-gold properties in Yukon Territory. The Company acquired a tremendous set of data upon the conclusion of this transaction with Newmont Exploration of Canada Limited and NVI Mining Ltd., which the Company is confident will result in the identification of a significant numberr of targets for follow-up.

Finally, the Company anticipates that the IPO of Aurora will provide an opportunity to invest in a pure uranium exploration company that will be attractive to uranium-specific investors, leading to better value recognition for the Company. Aurora will now be able to self-finance as the project moves toward pre-feasibility by the end of 2006. The Company will maintain a significant interest in Aurora and Aurora will share common management with the Company. As the world’s interest in uranium as a source of energy continues to grow, the Company is well positioned to benefit from this interest, with positive exploration results through Aurora and from its new Yukon Territory opportunity.

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 21, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

Mark O’Dea President and CEO	Sean Tetzlaff CFO, Corporate Secretary

March 8, 2006

Independent Auditors’ Report

To the Shareholders of Fronteer Development Group Inc.

We have audited the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 8, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated March 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada
March 8, 2006

Consolidated Balance Sheets
as at December 31

(Expressed in Canadian dollars)	2005	2004
Assets
Current
Cash and short-term deposits (Note 3)	$16,096,933	$9,528,579
Restricted cash (Note 4)	45,540	46,342
Marketable securities (Note 5)	–	39,600
Accounts receivable and other (Note 6)	324,484	155,654
	16,466,957	9,770,175
Equipment (Note 7)	312,952	166,141
Exploration properties and deferred exploration expenditures (Note 8)	17,022,558	4,622,292
	$33,802,467	$14,558,608
Liabilities
Current
Bank indebtedness (Note 9)	$44,078	$–
Accounts payable and accrued liabilities	884,008	447,144
	928,086	447,144
Future Income Taxes (Note 10)	1,137,612	–
	$2,065,698	$447,144
Shareholders’ Equity
Share Capital
Authorized
Unlimited number of common shares without par value
Issued
48,518,309 common shares (2004 – 34,071,143)	$35,657,063	$15,927,322
Contributed surplus (Note 11c)	3,062,200	2,363,414
Warrants (Note 11d)	3,754,619	1,253,303
Accumulated deficit	(10,737,113)	(5,432,575)
	31,736,769	14,111,464
	$33,802,467	$14,558,608
Subsequent events (Notes 8 & 20)
Contingent Liabilities (Note 13)
Commitments (Notes 8 & 14)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors:

Oliver Lennox-King Director	George Bell Director

Consolidated Statements of Operations and Deficit
for the years ended December 31

(Expressed in Canadian dollars)	2005	2004	2003
Operating expenses
Write-down of exploration properties (Note 8)	$2,397,169	$251,421	$4,549
Wages and benefits	958,115	375,004	6,039
Stock-based compensation (Notes 11c & 18)	840,528	2,179,744	56,900
Promotion and advertising	555,120	1,136,944	164,946
Investor relations	331,309	201,207	275,366
Property investigation	251,507	143,970	101,479
Office and general	232,009	71,722	49,167
Listing and filing fees	125,357	49,103	114,913
Legal	117,478	66,220	54,955
Accounting and audit	97,714	60,074	60,871
Rent	84,494	70,830	42,660
Amortization	78,725	45,794	14,131
Management fees	–	133,083	166,640
Consulting fees	–	8,695	450
Loss on disposal of capital assets	33,787	–	–
Recovery of expenses	(6,148)	(198,617)	–
Loss for the period from operations	6,097,164	4,595,194	1,113,066

Other income (expense)
Interest income	467,525	188,130	53,968
Foreign exchange loss	(36,752)	–	–
Write-down of marketable securities (Note 5)	–	(15,000)	–
Loss on sale of investments	(1,945)	(11,024)	–
	428,828	162,106	53,968
Loss for the period before income taxes
and discontinued operations	5,668,336	4,433,088	1,059,098

Current income tax expense (recovery) (Note 10)	19,207	23,508	(611,240)
Future income tax recovery (Note 10)	(391,600)	–	–
	(372,393)	23,508	(611,240)
Loss for the period before discontinued operations	5,295,943	4,456,596	447,858
Loss from discontinued operations (Note 17)	8,595	6,148	23,000
Net loss for the year	5,304,538	4,462,744	470,858

(Deficit), beginning of year
As previously reported	(5,432,575)	(727,737)	(256,879)
Adjustment to prior periods due to change
in accounting policy (Note 18)	–	(242,094)	–
As restated	(5,432,575)	(969,831)	(256,879)
(Deficit), end of year	$(10,737,113)	$(5,432,575)	$(727,737)

Basic and diluted loss per share (Note 12)	$0.12	$0.15	$0.02
Weighted average shares outstanding	45,054,137	29,076,392	21,334,968

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31

(Expressed in Canadian dollars)	2005	2004	2003
Cash Flows from Operating Activities
Net loss before discontinued operations	$(5,295,943)	$(4,456,596)	$(447,858)
Charges to income not involving cash:
Future income tax recovery	(391,600)	–	(611,240)
Stock-based compensation	840,528	2,179,744	56,900
Write-down of exploration properties	2,397,169	251,421	4,549
Amortization	78,725	45,794	14,131
Loss on sale of investments	1,945	11,024	–
Loss on disposal of capital assets	33,787	–	–
Loss on write-down of short-term investments	–	15,000	–
Foreign exchange gain	36,752	–	–
	(2,298,637)	(1,953,613)	(983,518)
Changes in current assets and liabilities:
Increase in accounts receivable and prepaid expenses	(49,338)	(20,452)	(2,130)
Increase in accounts payable and accrued liabilities	120,015	147,352	2,653
Net cash used in operating activities	(2,227,960)	(1,826,713)	(982,995)

Cash Flows from Financing Activities
Increase in bank indebtedness	44,078	–	–
Issuance of common shares for cash	9,832,392	8,647,688	1,404,825
Issuance of flow-through shares for cash	4,125,000	1,100,000	1,567,275
Issuance of warrants for cash	2,890,108	950,612	265,400
Warrants exercised	5,056,433	1,020,514	657,611
Options exercised	882,047	336,721	84,163
Share issue costs	(962,015)	(698,293)	(304,518)
Net cash provided by financing activities	21,868,043	11,357,242	3,674,756

Cash Flows from Investing Activities
Increase in accounts receivable and prepaid expenses	(121,567)	(28,068)	(2,988)
Increase in accounts payable and accrued liabilities	295,713	202,220	3,721
Purchase of short-term deposits	(5,081,480)	(7,086,705)	(3,251,290)
Proceeds from GIC investments	12,168,186	3,251,290	806,105
Purchase of equipment	(270,105)	(144,629)	(44,037)
Investment in joint venture, net of cash acquired	(2,057,927)	–	–
Interest in exploration properties and deferred
exploration expenditures	(11,091,849)	(5,554,782)	(1,180,066)
Recovery of deferred exploration expenditures	157,683	2,143,485	904,529
Proceeds from sale of investments	37,655	34,976	–
Net cash used in investing activities	(5,963,691)	(7,182,213)	(2,764,026)

Cash flows from discontinued operations	16,601	(6,334)	(22,833)
Effect of exchange rate changes on cash	(37,934)	–	–
Increase (decrease) in cash and cash equivalents	13,655,059	2,341,982	(95,098)
Cash and cash equivalents, beginning of period	2,441,874	99,892	194,990
Cash and cash equivalents, end of period	$16,096,933	$2,441,874	$99,892

Non-Cash Financing and Investing Activities:
Common stock issued for interest in exploration properties	$362,136	$602,500	$126,900
Common stock issued for commission	274,137	195,432	–
Warrants issued for commission	832,272	170,429	49,300
Value of shares received from optionees	–	54,600	9,000
Stock-based compensation included in deferred
exploration expenses	$294,814	$–	$–

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31

						Total
			Contributed			shareholders’
		Capital stock	surplus	Warrants	Deficit	equity
(Expressed in Canadian dollars)	#	$	$	$	$	$
Balance, December 31, 2002	14,712,312	1,658,302	20,875	235,965	(256,879)	1,658,263
Issued for cash	2,862,875	1,404,825	–	–	–	1,404,825
Flow-through shares issued for cash	2,411,193	1,567,275	–	–	–	1,567,275
Warrants exercised	974,733	823,701	–	(166,090)	–	657,611
Warrants granted	–	–	–	314,700	–	314,700
Warrants expired	–	–	2,392	(2,392)	–	–
Stock options exercised	183,329	105,829	(21,666)	–	–	84,163
Issued for interest in
exploration property	190,526	126,900	–	–	–	126,900
Renunciation of
flow-through expenditures	–	(611,240)	–	–	–	(611,240)
Share issue costs – warrants	–	(28,000)	–	(21,300)	–	(49,300)
Share issue costs – cash paid	–	(304,518)	–	–	–	(304,518)
Stock-based compensation	–	–	56,900	–	–	56,900
Net loss	–	–	–	–	(470,858)	(470,858)
Balance, December 31, 2003	21,334,968	4,743,074	58,501	360,883	(727,737)	4,434,721

Issued for cash	8,896,208	8,647,688	–	–	–	8,647,688
Flow-through shares issued for cash	900,740	1,100,000	–	–	–	1,100,000
Warrants exercised	1,566,897	1,249,137	–	(228,622)	–	1,020,515
Warrants granted	–	–	–	1,121,042	–	1,121,042
Stock options exercised	832,330	453,646	(116,925)	–	–	336,721
Issued for interest in
exploration property	540,000	602,500	–	–	–	602,500
Share issue costs – warrants	–	(170,429)	–	–	–	(170,429)
Share issue costs – cash paid	–	(698,294)	–	–	–	(698,294)
Stock-based compensation	–	–	2,421,838	–	–	2,421,838
Change in accounting policy	–	–	–	–	(242,094)	(242,094)
Net loss	–	–	–	–	(4,462,744)	(4,462,744)
Balance, December 31, 2004	34,071,143	15,927,322	2,363,414	1,253,303	(5,432,575)	14,111,464

Issued for cash	7,472,695	10,106,529	–	–	–	10,106,529
Flow-through shares issued for cash	1,500,000	4,125,000	–	–	–	4,125,000
Warrants exercised	3,653,707	6,277,496	–	(1,221,064)	–	5,056,432
Warrants granted	–	–	–	3,722,380	–	3,722,380
Stock options exercised	1,613,834	1,318,604	(436,556)	–	–	882,048
Issued for interest in
exploration property	206,930	362,136	–	–	–	362,136
Share issue costs – warrants	–	(1,106,409)	–	–	–	(1,106,409)
Share issued costs – cash paid	–	(962,015)	–	–	–	(962,015)
Stock-based compensation	–	–	1,135,342	–	–	1,135,342
Renunciation of
flow-through expenditures	–	(391,600)	–	–	–	(391,600)
Net loss	–	–	–	–	(5,304,538)	(5,304,538)
Balance, December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	(10,737,113)	31,736,769

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2005 (Expressed in Canadian dollars unless otherwise stated)

1. Nature of Operations

The Company is involved in the acquisition, exploration and development of mineral resource properties and has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 8).

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine.

2. Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V. and Fronteer Eurasia Madencilik Limited Sirketi, the Company’s proportionate share of the assets, liabilities, operations and cash flows of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario, Canada, and Aurora Energy Resources Inc. (“Aurora”), a joint venture formed to conduct mineral exploration in Labrador, Canada. Gains and losses realized on the transfer of assets to the Aurora joint venture are deferred and netted against mineral property costs for the project.

Cash and Cash Equivalents

Cash and equivalents comprise cash on hand and short-term investments which generally mature within three months from the date of acquisition. These investments are liquid and can be converted to cash at any time. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-Term deposits

Short-term deposits consist of surplus cash invested in guaranteed investment certificates with maturities of less than one year, but more than three months, at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at the lower of cost plus accrued interest and fair market value.

Available for Sale Investments

The available for sale investments consist of shares of public companies. The investments are recorded at the lower of cost or fair market value.

Equipment and Amortization

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful lives using the following rates and methods:

Automotive equipment	30%	Declining balance
Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	5 years	Straight line

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs will be charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or may incur a gain or loss.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been recorded as exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders’ equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on the renouncement. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using a Black-Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the option’s vesting periods.

In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit. The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest and a credit to options in shareholders’ equity. Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, the recoverability of mineral properties, the determination of the provision for future removal and site restoration costs, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;
ii.	non-monetary assets at historical rates;
iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of the foreign currency translation is included in the statements of operations.

Basic and Diluted Loss per Share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Company follows the treasury stock method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should in the money options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share for the periods presented.

3. Cash and Short-Term Deposits

	2005	2004
Cash on account	$16,096,933	$2,441,874
Short-term deposits	–	7,086,705
	$16,096,933	$9,528,579

The short-term deposits are Guaranteed Investment Certificates (“GIC’s”) that are carried at the lower of cost plus accrued interest and fair market value.

4. Restricted Cash

The restricted cash consists of GICs pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.

5. Marketable Securities

		2005		2004
	Carrying	Fair market	Carrying	Fair market
	value	value	value	value
Alberta Star Development Corp. – 100,000 shares	$–	$–	$21,000	$21,000
Trade Wind Ventures Inc. – 15,000 shares	–	–	18,600	19,500
	$–	$–	$39,600	$40,500

The investment in Alberta Star Development Corp. was written down to fair market value at December 31, 2004. Accordingly, a loss of $15,000 was charged to the Statement of Operations and Deficit.

6. Accounts Receivable and Other

	2005	2004
Accounts receivable – Project partners	$–	$77,874
Accounts receivable – Other	209,097	31,526
Prepaids	115,387	46,254
	$324,484	$155,654

7. Equipment

			2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Field equipment	$172,875	$39,297	$133,578	$104,030	$14,249	$89,781
Computer equipment	158,532	50,429	108,103	67,973	26,955	41,018
Computer software	59,230	48,129	11,101	37,028	19,349	17,679
Furniture and fixtures	48,186	15,743	32,443	26,895	10,850	16,045
Automotive equipment	31,678	6,098	25,580	–	–	–
Leasehold improvements	2,321	174	2,147	2,312	694	1,618
	$472,822	$159,870	$312,952	$238,238	$72,097	$166,141

8. Exploration Properties

	Total				Total
	December 31,				December 31,
Properties	2004	Additions	(Recoveries)	(Write-downs)	2005
Turkey (Note 8a)
General Turkey	$32,830	$10,967	$–	$–	$43,797
Agi Dagi	1,848,593	4,116,791	–	–	5,965,384
Biga	1,582	643,494	–	–	645,076
Kirazli	639,219	2,596,457	–	–	3,235,676
Pirentepe	–	74,530	–	–	74,530
Nidge	–	7,397	–	–	7,397
Samli	–	17,744	–	–	17,744
	2,522,224	7,467,380	–	–	9,989,604
Labrador Properties (Note 8b)
Central Mineral Belt	579,470	3,082,778	(75,080)	–	3,587,168
Purchase price adjustment	–	3,195,539	–	–	3,195,539
	579,470	6,278,317	(75,080)	–	6,782,707
Mexico (Note 8c)
General Mexico	13,712	8,415	–	(22,127)	–
Chiapas	105,997	815,095	–	(921,092)	–
Clara	–	24,700	–	–	24,700
San Pedro	–	16,098	–	–	16,098
	119,709	864,308	–	(943,219)	40,798
Yukon & Other Properties:
Wernecke Properties, Yukon (Note 8d)	–	209,434	–	–	209,434
Properties optioned to Northwestern Mineral Ventures (Note 8e)
General Bear	3,247	–	–	(3,247)	–
Achook	91,012	10,006	(10,006)	(91,011)	1
Flex	56,099	–	–	(56,098)	1
McPhoo	64,127	–	–	(64,126)	1
Longtom	397,879	30,633	(30,353)	(398,158)	1
	612,364	40,639	(40,359)	(612,640)	4
	612,364	250,073	(40,359)	(612,640)	209,438
Ontario Properties: Optioned to Grandview Gold (Note 8f)
Dixie Lake	255,169	92,226	(42,244)	(305,150)	1
Optioned to Red Lake Resources (Note 8g)
General Uchi	2,693	–	–	(2,692)	1
Grace Lake	1	–	–	–	1
Mink Lake	355	137	–	(491)	1
Sol d’Or	311,155	(36)	–	(311,118)	1
Swain East	207	48	–	(254)	1
	314,411	149	–	(314,555)	5
Other Ontario (Notes 8e & 8h)
Balmer	1	–	–	–	1
Portage	127,141	2,496	–	(129,636)	1
Sandy Point	27,287	–	–	(27,286)	1
Shanty Bay	4,284	–	–	(4,283)	1
Woman Lake	60,232	169	–	(60,400)	1
	218,945	2,665	–	(221,605)	5
	788,525	95,040	(42,244)	(841,310)	11
	$4,622,292	$14,955,118	$(157,683)	$(2,397,169)	$17,022,558

				NWT/
	Turkey	Labrador	Mexico	Other	Ontario	Total
December 31, 2004	$2,522,224	$579,470	$119,709	$612,364	$788,525	$4,622,292

2005 Expenditures
Acquisition costs	816,499	42,201	68,649	222,439	77,445	1,227,233
Assaying and geochemical	621,780	47,379	64,385	312	4,744	738,600
Camp and field costs	502,417	271,180	97,912	3,521	323	875,353
Deposit modelling and
resource estimation	7,279	35,384	–	–	–	42,663
Drilling	2,397,604	651,249	–	–	–	3,048,853
Geophysics	51,609	135,597	–	(371)	–	186,835
Transportation	295,768	962,675	111,932	11,291	–	1,381,666
Wages, consulting and
management fees	2,006,012	872,553	450,465	10,901	9,217	3,349,148
Other	768,412	64,560	70,965	1,980	3,311	909,228
Purchase price adjustment	–	3,195,539	–	–	–	3,195,539
	7,467,380	6,278,317	864,308	250,073	95,040	14,955,118
Recoveries	–	(75,080)	–	(40,359)	(42,244)	(157,683)
Exploration costs written off	–	–	(943,219)	(612,640)	(841,310)	(2,397,169)
	7,467,380	6,203,237	(78,910)	(402,926)	(788,514)	12,400,266
December 31, 2005	$9,989,604	$6,782,707	$40,798	$209,438	$11	$17,022,558

a) Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOU’s”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties, respectively. Under the terms of the MOUs, the Company issued to TCAM a total of U.S.$500,000 worth of its common shares upon signing, allocated as to 300,000 common shares to the Agi Dagi Property, 200,000 to the Kirazli Property and 111,930 to the Biga Properties.

To earn its 100% interest in the Agi Dagi Property, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued). To earn its 100% interest in the Kirazli Property, the Company must spend U.S.$3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued). To earn a 100% interest in the Biga Properties, the Company must spend U.S.$2,000,000 on exploration over four years. At December 31, 2005, the Company has incurred approximately 87%, 78% and 20% of the required earn-in expenditures on the Agi Dagi, Kirazli and Biga Properties respectively.

Upon the Company earning its 100% interest, TCAM will retain a Net Smelter Return Royalty (“NSR”) of 1% on the Agi Dagi Property, 2% on the Kirazli Property and 1% on the Biga Properties.

In consideration of the preliminary ounces currently outlined on the Agi Dagi and Kirazli properties, the Company will also pay to TCAM, within 60 days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas. If TCAM does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

At any time prior to the Company earning its 100% interest, TCAM may elect to retain a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending the lesser of two times the Company’s accrued expenditure at the time of its election to back-in or U.S.$10,000,000 (for Agi Dagi) or, U.S.$6,000,000 (for Kirazli).

TCAM must spend the foregoing amounts within two years of electing to back-in, with at least 50% spent in year one. If TCAM earns back an interest it will relinquish its NSR royalty. TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment outlined above and by arranging project financing for the Company’s 30% portion of the production capital costs.

Up to 90 days after the Company earns its 100% interest, TCAM may elect to back-in for a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending U.S.$10,000,000 for Agi Dagi and U.S.$6,000,000 for Kirazli. TCAM must spend the foregoing amounts over two years and complete a final feasibility study within five years of electing to back-in. TCAM may also earn an additional 10% interest by arranging project financing for the Company’s 30% portion of the production capital costs. TCAM relinquishes its NSR royalty upon earning back an interest in a project.

Any time prior to the Company earning a 100% interest in the Biga Properties, TCAM may back-in for a 60% interest in any designated project by spending, over a three-year period, 3.5 times the Company’s accrued expenditure, with 50% or more being spent in year one. Up to 90 days after the Company earns a 100% interest in the Biga properties, TCAM may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one. In both cases TCAM must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest (70%) in the Biga Properties by arranging project financing for the Company’s 30% portion of the production capital costs.

During 2005, the Company, through TCAM, acquired by way of auction, staking additional ground and optioning property from arm’s-length third parties additional properties in the Agi Dagi and Biga Properties areas, at a total cost of $504,022.

In addition, the Company acquired by way of auction two properties in the Balikesir Province and three properties in the Canakkale Province, Turkey, at a cost of approximately $25,142.

b) Labrador Properties, NL (Joint Venture with Altius Minerals Corporation)

On February 5, 2003, the Company and Altius Minerals Corporation (“Altius”), formed an alliance to explore for uranium and copper-gold deposits in central Labrador. On May 31, 2005, the Company and Altius agreed to each transfer their interest to Aurora, initially owned 52% by the Company and 48% by Altius, with Altius retaining a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance Aurora, the Company has subscribed for $4,999,995 of additional common shares of Aurora, increasing its ownership percentage to 56.8% . The Company is the operator of Aurora. The Company and Altius entered into a shareholder’s agreement which provides for joint control of Aurora until such time as Aurora completes an initial public offering. Accordingly, the Company accounts for its interest in Aurora as a joint venture.

Under the terms of this new shareholder’s agreement, Altius will retain a onetime right to earn back to a 50% ownership interest by relinquishing the NSR and paying the Company $2,499,998, triggered if Aurora is not taken public by June 17, 2006 (or later if extended by mutual consent).

c) Mexico

In 2004, the Company staked a total of 12 mineral claims, located in the state of Chiapas, consisting of a total of 531,000 hectares. During the year, the Company decided not to conduct further exploration on these properties and accordingly the Company has written off a total of $921,091 of deferred exploration expenditures relating to the property.

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A. de C.V. (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. To earn its 100% interest the Company must spend a total of U.S.$2.0 million over four years on exploration, with a firm first-year commitment of U.S.$250,000. A minimum of U.S.$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% – 2% net smelter royalty, depending on the price of gold.

Minera will retain a back-in right to each project, which must be exercised within 60 days of Fronteer expending U.S.$2,000,000 on such project. Minera will also retain a 1.5% – 2% net smelter royalty, on each project which will be extinguished for a project if Minera earns back an interest.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer’s expenditures on such project over three years, with a firm first-year work commitment of 25% of Fronteer’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finder’s fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production, at a minimum of 80% plant design capacity.

d) Wernecke Breccias, Yukon

The Company acquired by way of staking, properties located in the northern Yukon, known as the Wernecke Breccias, at a cost of approximately $209,434. See Note 20 for details of an exploration property option agreement for an additional 700 mineral claims signed subsequent to year end.

e) Northwest Territories Properties, NWT (Northwestern Mineral Ventures Option Agreement)

On September 26, 2003, the Company granted to Northwestern Minerals Ventures Inc. (“NMVI”) an option to earn up to a 50% interest in the Conjuror, Achook, Flex, McPhoo and Longtom properties. In 2005, NMVI and the Company determined that they have no plans for further work on these properties upon which NMVI formally dropped its option. Accordingly, the Company has written off $612,640 of deferred exploration expenditures relating to these claims.

f) Dixie Lake Property, Ontario (Grandview Gold Inc. Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm’s-length vendor (“Vendor”), an option to earn a 100% interest in the Dixie Lake Property, situated in the Dixie Lake area of Ontario. On October 17, 2005, the Company granted an option to Grandview Gold Inc. (“Grandview”) to acquire a 51% interest in the property. To earn its interest, Grandview must make payments of $75,000 to the underlying Vendor by July 11, 2007 and incur exploration expenditures of $300,000 by July 11, 2006.

The Company has an ongoing obligation to issue a further 20,000 common shares to the original Vendor on July 11, 2006. As the Company has no immediate plans to work on the property itself, the Company has written off a total of $305,150 of deferred exploration expenditures relating to the property during the year.

g) Sol d’Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. (“RLR”) an option to earn a 50% interest in the properties (Sol d’Or, Swain East, Grace Lake and Mink Lake), which was earned on January 14, 2004. The Company and RLR have decided to let these claims lapse. Accordingly, the Company has written off a total of $314,555 of deferred exploration expenditures relating to the properties in 2005.

h) Other Properties, Ontario

The Company holds various other exploration properties (Portage, Shanty Bay, Woman Lake) in Ontario. At this time the Company has no further plans to work these properties and has accordingly written off a total of $194,319 of deferred exploration expenditures relating to these properties.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. (“Trade Winds”) to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy Point area. During 2005, Trade Winds notified the Company that it is dropping its option on the property. At this time the Company has no further plans to work this property and has accordingly written off a total of $27,286 of deferred exploration expenditures relating to this property.

9. Bank Indebtedness

Bank indebtedness represents cheques issued in excess of funds on deposit.

10. Income Taxes

During the year, the Company renounced to investors income tax deductions from Canadian exploration expenditures totalling $1,100,000. The related deferred tax on the expenditures of $391,600 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

a) Provision for Income Taxes

The recovery of income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.86% (2004 – 37.6%, 2003 – 39%).

	2005	2004	2003
Loss before taxes	$(5,668,336)	$(4,433,088)	$(1,059,098)
Expected income tax recovery	1,975,982	1,664,659	422,000
Adjustments to benefit resulting from:
Permanent differences and other, primarily
relating to stock-based compensation	63,638	(558,933)	(22,200)
Rate difference in other jurisdictions	(63,240)	–	–
Changes in enacted rates	(57,456)	–	–
Part XII.6 tax	(19,207)	(23,508)	–
Future tax assets not previously recognized	391,600	–	571,040
Change in valuation allowance	(1,918,924)	(1,105,726)	(359,600)
Income tax (expense) recovery	$372,393	$(23,508)	$611,240

b) Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2005	2004	2003
Future income tax assets (liabilities):
Operating losses carried forward	$1,479,041	$526,232	$74,146
Net capital loss carried forward	2,891	–	–
Equipment	62,345	26,866	9,837
Share issue costs	458,612	288,961	145,460
Temporary investments	–	5,340	–
Resource expenses	8,398,228	289,707	(198,063)
Valuation allowance	(11,538,729)	(1,137,106)	(31,380)
	$(1,137,612)	$–	$–

As at December 31, 2005, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $3,326,352. The potential income tax benefit of these losses has been offset by a valuation allowance. These losses, if unutilized, will expire as follows:

Year	Amount
2007	$76,156
2008	10,595
2010	115,582
2014	736,726
2015	2,387,293
$3,326,352

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $318,505 which expire in 2010 and losses carried forward of $857,027 which expire in 2015, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2005, the Company has approximately $4,374,376, $25,976,655 and $62,953 of Canadian exploration expenses, Canadian development expenses and foreign resource expenses respectively which, under certain circumstances, may be utilized to reduce taxable income in future years. The potential income tax benefit of these losses has been offset by a valuation allowance.

11. Share Capital

a) Shares Issued

In May 2005, the Company completed a private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid cash commission of $247,500 and issued 120,000 compensation options to the agent (the “Agent”). Each compensation option entitles the Agent to acquire one share of the Company at an exercise price of $3.00 until November 25, 2006.

In February, 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the “Units”) at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007 at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the Agents as payment of part of their commission plus 617,950 compensation options. Each compensation option entitles the Agents to acquire one share of the Company at an exercise price of $1.90 until February 17, 2007.

In October 2004, The Company also completed a $1,100,000 flow-through share financing by issuing 900,740 shares to subscribers and the Agents as commission at a price of $1.25 per share. In connection with the financing, the Company paid cash commission of $51,075 and issued 74,800 compensation options to the Agents. Each compensation option entitled the Agents to acquire one share of the Company at an exercise price of $1.30 until October 7, 2005.

In March and April 2004, the Company completed an equity financing which in total raised gross proceeds of approximately $9,600,000 with 8,896,208 Units issued to subscribers and Agents as commission, in two tranches. Each Unit consists of one common share and one half of a share purchase warrant. A total of 6,525,727 Units were issued in the first tranche at a price of $1.10 per Unit for gross proceeds of $7,178,299. Each whole warrant entitles the holder thereof to acquire one common share of the Company until March 31, 2006 at an exercise price of $1.45 in the first year and $1.65 in the second year. In connection with the first tranche of the financing, the Company issued a further 147,754 Units to the Agents as payment of part of their commission. An additional 2,200,000 Units were issued in the second tranche at a price of $1.10 per Unit for gross proceeds of $2,420,000. Each whole warrant entitles the holder thereof to acquire one common share of the Company until April 13, 2006 at an exercise price of $1.45 in the first year and $1.65 in the second year. In connection with the second tranche of the financing, the Company issued a further 22,727 Units to the Agents as payment of part of their commission. In addition to the commission units, the Agents were issued 652,573 broker warrants in the first tranche and 220,000 broker warrants in the second tranche as payment of part of their commission. Each broker warrant entitled the Agents to acquire one share of the Company at an exercise price of $1.50 until March 31, 2005 for those issued in the first tranche and until April 13, 2005 for those issued in the second tranche.

b) Stock Option Plan

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

			Weighted
			average
	Number of		exercise price
	options	$	/share
Balance at December 31, 2002	2,025,000		$0.27
Granted	1,425,000		0.78
Exercised	(183,329)		0.46
Forfeited	(341,671)		0.60
Balance at December 31, 2003	2,925,000		0.47
Granted	2,960,000		1.13
Exercised	(832,330)		0.40
Forfeited	(416,670)		0.87
Balance at December 31, 2004	4,636,000		0.86
Granted	862,500		2.35
Exercised	(1,613,834)		0.55
Forfeited	(104,166)		1.43
Balance at December 31, 2005	3,780,500		$1.32

Options exercisable at December 31, 2005 are 3,393,000 (December 31, 2004 – 4,158,500).

At December 31, 2005, the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

	Number of	Weighted average	Weighted average
	options	remaining	exercise price
Range of prices	outstanding	contractual life	$/share
$0.11 to $0.49	68,000	0.4 years	$ 0.11
$0.50 to $0.99	1,000,000	2.6 years	0.80
$1.00 to $1.49	1,800,000	3.7 years	1.17
$1.50 to $1.99	350,000	4.0 years	1.74
$2.00 to $2.49	462,500	4.5 years	2.33
$3.00 to $3.49	50,000	4.8 years	3.26
$4.00 to $4.49	50,000	5.2 years	4.24
	3,780,500	3.5 years	$ 1.32

c) Stock-Based Compensation

For the year ended December 31, 2005, the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 2. For purposes of estimating the fair value of options using the Black-Scholes model, certain assumptions are made, such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

For the year ended December 31, 2003, the Company did not record compensation cost on the grant of stock options to employees. Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

		2003
Net loss	As reported	$(470,858)
	Stock-based compensation	(210,700)
	Pro forma	$(681,558)

Basic and diluted loss per share	As reported	$(0.02)
	Pro forma	$(0.03)

The weighted average grant date fair value of options granted during the year ended December 31, 2005 amounted to $1.52 per option (2004 – $0.71, 2003 – $0.49) . The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	4.1%	3.9%	4.0%
Expected life	4.2 years	4.2 years	4.0 years
Expected volatility in the market price of the shares	84.6%	80.4%	88.5%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2005, the Company granted 862,500 stock options to employees and consultants. The fair value of the portion of these options which vested in the year, estimated using the Black-Scholes model, was $709,724, which has been charged to the Statements of Operations and Deficit or added to exploration properties and deferred exploration expenditures and credited to contributed surplus in shareholders’ equity. Options granted prior to January 1, 2005 which vested in 2005 were estimated using the Black-Scholes model to have a fair value of $261,019. In 2005, a total of $294,814 of stock-based compensation expense was capitalized in exploration properties and deferred exploration expenditures.

d) Warrants

As at December 31, 2005, the Company has 7,085,740 warrants outstanding entitling the holders to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

			Weighted
			average
	Number of		exercise price
	warrants	$	/share
Balance at December 31, 2002	1,265,334		$0.63
Granted	2,004,870		0.66
Exercised	(849,494)		0.68
Expired	(15,000)		0.75
Balance at December 31, 2003	2,405,710		0.64
Granted	5,405,764		1.46
Exercised	(1,546,323)		0.64
Balance at December 31, 2004	6,265,151		1.34
Granted	4,474,298		2.64
Exercised	(3,653,709)		1.38
Balance at December 31, 2005	7,085,740		$2.24

As at December 31, 2005, the Company had the following warrants outstanding:

	Number of		Exercise price
Expiry date	warrants	$	/share
March 31, 2006	2,445,671		$1.65
April 13, 2006	835,000		1.65
February 17, 2007	3,705,295		2.75
February 17, 2007	44,934		1.90
November 25, 2006	54,840		3.00
	7,085,740		$2.24

As at December 31, 2005, the Company had a total of 48,518,309 common shares issued and outstanding and a fully diluted share position of 59,384,549.

The weighted average grant date fair value of warrants issued during the year ended December 31, 2005 amounted to $0.83 per warrant (2004 – $0.21, 2003 – $0.14) . The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.1%	3.3%	2.0%
Expected life	2.0 years	1.8 years	2.0 years
Expected volatility in the market
price of the shares	72.6%	67.6%	65.0%
Expected dividend yield	0%	0%	0%

12. Net Loss per Share

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the years ended December 31, 2005, 2004 and 2003 is the same as basic loss per share.

13. Contingent Liabilities

The Company is contingently liable for the other participants’ share of the liabilities of the joint ventures. Management believes the other participants’ share of the net assets of the joint ventures is sufficient to satisfy these obligations. Total liabilities of the Aurora joint venture as at December 31, 2005 totalled approximately $171,000 and total liabilities of the Berkley Homes (Pickering) Inc. joint venture totalled approximately $101,194 (see Note 17).

14. Commitments

a)

As at December 31, 2005, the Company is committed to incur prior to May 31, 2007, on a best efforts basis, approximately $413,334 in qualifying Canadian exploration expenditures pursuant to private placements for which flow-through proceeds have been or will be renounced to the subscribers.

b)

The Company has entered into leases for premises and office equipment. Total minimum lease commitments, including the Company’s share of leases entered into by joint venture companies, total approximately $572,173. Minimum rental commitments for successive years approximate:

Year	Amount
2006	$115,018
2007	114,531
2008	106,896
2009	105,528
2010	104,160
Subsequent to 2010	26,040
$572,173

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

c)

The Company is committed to honouring its 50% share of the remaining warranty work with respect to the Berkley Homes (Pickering) Inc. joint venture. The structural warranty period expires in approximately two years.

15. Financial Instruments

a) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, and short-term deposits, accounts receivable and amounts due from various joint venture partners. The Company deposits cash and cash equivalents and short-term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to a joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2005, the Company had no accounts receivable due from any joint venture partners.

b) Fair Values

At December 31, 2005, the fair values of cash, short-term deposits, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The Company currently has no GICs or marketable securities (2004 – $40,500).

16. Related Party Transactions

During the year the Company paid $33,855 in legal fees to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

Under the terms of a consulting agreement which ceased on April 30, 2004, management fees and property investigation fees of $35,640 (2003 – $100,670) were paid to a corporation whose sole shareholder is an officer and director of the Company. In addition, this corporation received a performance bonus of $50,000 during 2004 (2003 – $42,000). As at December 31, 2005 and 2004, there was no balance owing to this corporation (2003 – $1,412).

The above management and consulting fees were in the normal course of business and were measured at the exchange amount which is the amount agreed to by the related parties.

17. Segmented and Joint Venture Information

Geographical Segmented Information

The Company has three geographical segments, being Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to exploration properties and deferred exploration expenditures and have been disclosed by location in Note 8. The net loss relating to the operations in Canada, Mexico and Turkey totalled $3,997,257, $954,262 and $344,424 respectively for 2005. Included in the net loss for Mexico is $943,216 relating to the writedown of the Chiapas property. Included in the net loss for Turkey is $228,054 in property investigation costs.

Joint Venture Information

In June 2005, the Company and an arm’s-length third party each transferred their 50% respective interest in certain mineral properties located in the Central Mineral Belt of Labrador, Canada, to a new company called Aurora. For its contribution, the Company acquired a 52% interest in Aurora. Subsequently, for an additional contribution of $4,999,995, the Company earned an additional 5% interest in Aurora, bringing its total interest to 56.8% . Aurora is accounted for as a joint venture.

The Company’s proportionate share of the joint venture assets, liabilities, loss and cash flows included in these consolidated financial statements is as follows:

Balance Sheet
2005
Assets
Cash	$212,412
Accounts receivable and other	65,399
Equipment	13,923
Exploration properties and deferred exploration expenditures	5,451,200
5,742,934
Liabilities
Bank indebtedness	44,078
Accounts payable and accrued liabilities	51,820
Future income tax payable	1,137,612
1,233,510
Joint venture retained earnings
Retained earnings (deficit)	(10,605)
$(10,605)

Statement of Operations and Retained Earnings
From incorporation to December 31, 2005
Revenue
Interest income	$16,442
Expenses
General and administrative costs	27,047
Net income	(10,605)
(Deficit), beginning of period	–
(Deficit), end of period	$(10,605)

Statement of Cash Flows
From incorporation to December 31, 2005
Cash flows from operating activities
Net loss for the period	$(10,605)
Accounts payable and accrued liabilities	17,801
Cash flows from operating activities	7,196
Cash flows from financing activities
Bank Indebtedness	44,078
Issuance of common shares for cash	4,999,995
5,044,073

Cash flows from investing activities
Accounts receivable and prepaid expenses	(65,399)
Purchase of equipment	(16,172)
Accounts payable and accrued liabilities	34,018
Interest in exploration properties and deferred exploration expenditures	(4,791,304)
Cash flows from investing activities	(4,838,857)
Increase in cash	212,412
Cash, beginning of period	–
Cash, end of period	$212,412

Acquisition of Additional Interest in Aurora Energy Resources Inc. Joint Venture

Effective June 17, 2005 and August 17, 2005, the Company completed the acquisition of an additional 4.8% interest in Aurora in two tranches for total proceeds of $4,999,995. These acquisitions have been accounted for as an asset purchase. Aurora is considered a joint venture. These consolidated financial statements include a proportionate 56.8% of Aurora’s results. Other than exploration properties and cash, Aurora had no assets or liabilities at June 17, 2005. The preliminary allocation of the purchase price of the Aurora shares is summarized in the following table and is subject to adjustment:

	June 17, 2005	August 17, 2005	Total
Total purchase price	$2,499,998	$2,499,997	$4,999,995

Cash	$1,362,500	$1,454,825	$2,817,325
Accounts receivable and prepaid expenses	–	942	942
Fixed assets	–	475	475
Exploration properties	1,777,342	1,630,053	3,407,395
Accounts payable	–	(5,999)	(5,999)
Future income taxes payable	(639,844)	(580,299)	(1,220,143)
	$2,499,998	$2,499,997	$4,999,995

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of the acquisition, as well as applicable information at the time these consolidated financial statements were prepared.

Real Estate Development – Discontinued Operations

As at December 31, 2005 substantially all of the assets, liabilities and operations of the Company are related to the acquisition, exploration and development of natural resource properties. Previously, the Company was involved in the development and marketing of residential real estate properties primarily in the Greater Toronto Area. These operations include the Company’s proportionate share (50%) of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario. The loss from discontinued operations for the year ended December 31, 2005 included $7,060 in warranty repairs and $1,535 in administrative costs. Included in the loss from discontinued operations for the year ended December 31, 2004 was $6,148 in administrative costs. Included in the loss from discontinued operations for the year ended December 31, 2003 was $23,000 in warranty repairs and expense related to real estate activities.

Also included in the accounts are the Company’s proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., as follows:

Balance Sheet
		2005	2004
Assets
Cash		$7,764	$1,093
Restricted short-term investments		45,540	46,342
Sundry receivables and prepaid expenses		1,289	112
		54,593	47,547
Liabilities
Accounts payable and accrued liabilities		50,597	30,025
Joint venture equity and retained earnings
Retained earnings		3,996	17,522
		$54,593	$47,547

Statement of Operations and Retained Earnings
	2005	2004	2003
Expenses
Warranty repairs expense	$12,060	$–	$12,500
General and administrative costs	1,466	5,955	–
	13,526	5,955	12,500
Loss for the year	(13,526)	(5,955)	(12,500)
Retained earnings, beginning of year	17,522	23,477	35,977
Retained earnings, end of year	$3,996	$17,522	$23,477

Statement of Cash Flows
	2005	2004	2003
Cash flows from operating activities
Loss for the year	$(13,526)	$(5,955)	$(12,500)
Real estate properties under development and held for sale	–	–	–
Sundry receivables and prepaid expenses	(1,177)	3,228	(386)
Accounts payable and accrued liabilities	20,572	(1,352)	769
Cash flows from operating activities	5,869	(4,079)	(12,117)
Cash flows from financing activities
Due to (from) joint venture participant	–	–	–
Distributions to joint venture partners	–	–	–
Cash flows from financing activities	–	–	–
Cash flows from investing activities
Restricted short-term investments	802	(186)	167
Increase (decrease) in cash	6,671	(4,265)	(11,950)
Cash, beginning of year	1,093	5,358	17,308
Cash, end of year	$7,764	$1,093	$5,358

18. Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations relative to Handbook Section 3870, “Stock-based compensation and other stock-based payments”, effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation cost, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to contributed surplus in shareholders’ equity, reflecting the fair value of options granted during 2003.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under this standard the liability is accreted over time through periodic charges to earnings. There was no impact on the financial statements resulting from the implementation of this new standard.

19. Comparative Figures

Certain of the 2004 comparative figures have been reclassified to conform to the 2005 presentation.

20. Subsequent Events

a)

Subsequent to year end, the Company and Altius decided to take their investment in Aurora public by way of an initial public offering. The final long-form prospectus is expected to be filed March 9, 2006.

b)

On January 24, 2006 the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims covering a large region of Northern Yukon Territory known as the Wernecke Breccias. To complete the acquisition, $2,000,000 in exploration must be spent within the area of influence (“AOI”) within four years. Newmont and NVI retain a total 2% Net Smelter Royalty over the AOI and a right of first refusal, which terminates after $2,000,000 has been expended. The Company is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Once the $2,000,000 has been expended, a joint venture will be formed between the Company and Rimfire, and ongoing exploration expenses will be shared prorata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

c)

As of March 8, 2006, 328,581 share purchase warrants were exercised for total proceeds of $619,509 and 203,333 stock options were exercised for proceeds of $258,266. In addition, the Company granted 50,000 stock options to a consultant at an exercise price of $4.32 exercisable until January 31, 2011.

21. Differences Between Canadian and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2005, 2004 and 2003 and to shareholders’ equity at December 31, 2005, 2004 and 2003 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

	2005	2004	2003
Statement of (loss) income
Net (loss) income for the year based on Canadian GAAP	$(5,304,538)	$(4,462,744)	$(470,858)
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21a)	(8,136,593)	(3,707,776)	(388,888)
Flow-through shares (Note 21f)	(162,800)	(611,240)	293,700
Stock-based compensation for employees (Note 21b)	840,528	2,179,744	–
Net loss for the year based on U.S. GAAP	(12,763,403)	(6,602,016)	(566,046)

Weighted average number of shares outstanding	45,054,136	29,076,392	21,334,968
Loss per share, basic and diluted	(0.28)	(0.23)	(0.03)
Shareholders’ equity
Shareholders’ equity based on Canadian GAAP	31,736,769	14,111,467	4,434,721
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21a)	(12,758,885)	(4,622,292)	(914,516)
Flow-through shares (Note 21f)	(525,000)	(228,800)	–
Cumulative other comprehensive income (Note 21e)	–	900	3,500
Shareholders’ equity based on U.S. GAAP	$18,452,884	$9,261,275	$3,523,705

The following material balance sheet differences exist between Canadian and U.S. GAAP:

	2005	2004	2003
1. Interest in Exploration Properties and
Deferred Exploration Expenditures
Canadian GAAP	$17,022,558	$4,622,292	$914,516
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21a)	(12,758,885)	(4,622,292)	(914,516)
U.S. GAAP	$4,263,673	$–	$–

2. Available for Sale Investments
Canadian GAAP	$–	$39,600	$–
Comprehensive income (Note 21e)	–	900	–
U.S. GAAP	$–	$40,500	$–

3. Long-Term Investments
Canadian GAAP	$–	$–	$46,000
Comprehensive income (Note 21e)	–	–	3,500
U.S. GAAP	$–	$–	$49,500

4. Accounts Payable and Accrued Liabilities
Canadian GAAP	$884,008	$447,144	$97,573
Flow-through shares (Note 21f)	525,000	228,800	–
U.S. GAAP	$1,409,008	$675,944	$97,573

5. Capital Stock
Canadian GAAP	$35,657,063	$15,927,322	$4,743,074
Stock-based compensation (Note 21b)	(141,742)	–	–
Flow-through common shares (Note 21f)	(44,660)	88,740	(293,700)
U.S. GAAP	$35,470,661	$16,016,062	$4,449,374

6. Contributed Surplus
Canadian GAAP	$3,062,200	$2,363,414	$58,501
Stock-based compensation (Note 21b)	(2,878,530)	(2,179,744)	–
U.S. GAAP	$183,670	$183,670	$58,501

7. Future Income Taxes
Canadian GAAP	$1,137,612	$–	$–
Deferred exploration costs (Note 21a)	4,044,897	1,534,764	357,000
Comprehensive income (Note 21e)	–	(320)	(680)
Accounts payable and accruals	186,900	81,453	–
Increase in valuation allowance	(4,231,797)	(1,615,897)	(356,320)
U.S. GAAP	$1,137,612	$–	$–

a) Interest in Exploration Properties and Deferred Exploration Costs

Under U.S. GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

b) Stock-Based Compensation

The Company accounts for its stock-based compensation under U.S. GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to non-employees are accounted for using the fair value method. Effective January 1, 2004, under Canadian GAAP, stock option grants to employees are accounted for under the fair market value method and recognized over the vesting period. Canadian GAAP requires a retroactive adjustment without restatement to opening deficit to reflect the cumulative effect of the change on prior periods. If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	2005	2004	2003
Net (loss) income for the year based on U.S. GAAP	$(12,763,403)	$(6,602,016)	$(566,046)
Expense under FAS No. 123	(840,528)	(2,179,744)	(210,700)
Pro forma net loss	$(13,518,551)	$(8,781,760)	$(776,746)

Weighted average shares outstanding	45,054,137	29,076,392	21,334,968
Pro forma net loss per share – basic and diluted	$(0.30)	$(0.30)	$(0.04)

c) Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2005	2004	2003
Cash from operating activities	$(12,475,291)	$(5,070,006)	$(1,257,799)
Cash from investing activities	$4,189,176	$(3,978,777)	$(2,489,222)

d) Investment in Jointly Controlled Entities

Canadian GAAP requires investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The Company’s interest in jointly controlled entities is reflected in Note 17.

e) Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2005	2004	2003
Net (loss) income for the year based on U.S. GAAP	$(12,763,403)	$(6,602,016)	$(566,046)
Other comprehensive (loss) income
Change in unrealized (losses) gains on
long-term investments	–	900	(9,500)
Comprehensive net loss based on U.S. GAAP	$(12,763,403)	$(6,601,116)	$(575,546)
Weighted average shares outstanding	45,054,136	29,076,392	21,334,968
Basic and diluted loss per share	$(0.28)	$(0.23)	$(0.03)

f) Flow-Through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at December 31, 2005, unexpended flow-through funds totalled $413,334 (2004 – $1,058,061; 2003 – $1,315,245).

g) Recent Accounting Pronouncements

Financial Instruments

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

At present, the Company’s most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Hedge Accounting

New Handbook Section 386, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

The Company does not currently have any hedging relationships.

Comprehensive Income

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

In 2004, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

Stock-Based Employee Compensation

In December 2004, the FASB issued revised Statement No. 123 (“SFAS 123(R)”), Share Based Payments. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on their current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

This Statement is effective for annual reporting periods that begin after June 15, 2005. The Statement effectively makes U.S. GAAP and Canadian GAAP standards similar. The Company will comply with this provision for U.S. GAAP purposes for fiscal 2006.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), Exchanges of Nonmonetary Assets. SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005.

Similarly, the CICA issued new Handbook Section 3831, which applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006 and which outlined similar concepts to SFAS 153.

The Company will comply with this guidance for any non-monetary transactions after the effective date for U.S. and Canadian GAAP purposes.

Accounting Changes and Error Corrections

SFAS 154, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for U.S. GAAP purposes commencing in fiscal 2006.

Corporate Information

Corporate Head Office Vancouver		Legal Counsel
Suite 1650		Goodman and Carr, LLP
1055 West Hastings Street		Suite 2300, 200 King Street West
Vancouver, British Columbia		Toronto, Ontario M5H 3W5
Canada V6E 2E9
Phone:	604 632 4677	Auditors
Fax:	604 632 4678	PricewaterhouseCoopers LLP, Chartered Accountants
Web:	www.fronteergroup.com	250 Howe Street, Suite 700
Email:	info@fronteergroup.com	Vancouver, British Columbia V6C 3S7

Information Office Toronto		Registrar and Transfer Agent
Suite 700		Equity Transfer Services Inc.
357 Bay Street		Suite 420, 20 Adelaide Street West
Toronto, Ontario		Toronto, Ontario M5H 4C3
Canada M5H 2T7
Phone:	416 362 5556	Shares Quoted
Fax:	416 362 3331	Toronto Stock Exchange:	FRG
		American Stock Exchange:	FRG
Directors
Oliver Lennox-King, Chairman		Capitalization
Mark O’Dea		Issued capital: 49,050,223
George Bell		Fully diluted: 59,417,882
Lyle Hepburn		As at March 8, 2006
Donald McInnes

Officers and Management
Mark O’Dea, President & CEO
Sean Tetzlaff, CFO, Vice President, Finance
& Corporate Secretary
Rick Valenta, COO & Vice President, Exploration

Suite 1650
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

T 604 632 4677
F 604 632 4678

www.fronteergroup.com

FRG
Toronto Stock Exchange
American Stock Exchange